PointView Capital, Inc.
Eric S. Tait
Chief Executive Officer and Director
3330 Cumberland Blvd., Suite 500 Atlanta, GA 30339

July 26, 2012

<u>Via U.S. Mail</u>

United States Securities & Exchange Commission
Attn: Tom Kluck
Legal Branch Chief
Washington, D.C.

>   Re: **PointView Capital, Inc.**
>   **Amendment No. 6 to Offering Statement on Form 1-A**
>   **Filed June 25, 2012**
>   **File No. 024-10306**

Dear Mr. Kluck:

I am writing in response to your letter dated July 23, 2012 in which you provide comments in connection with the above-referenced registration. This letter serves only to respond to those specific requests for information or clarification addressed in your letter that do not involve amendments to the Registration Statement. The numbered responses in this letter correspond to the numbered requests in your letter. The Commission's Comments appear in **bold** below. The Company's responses immediately follow each corresponding comment in *italics*.

<u>Item 4. Jurisdictions in Which Securities Are to be Offered, page 2 of 3</u>

1.   We note your response to comment 1 of our comment letter dated June 13, 2012. We further note your disclosure on page 2 that "When a Note matures, unless the holder or [sic] the Note otherwise elects, the Company may extend the term of the maturing Note for the same term as the maturing Note..." Please revise your disclosure to indicate that the holder of notes has the option to extend the term of the maturing note for the same term as the maturing note by giving notice to you. Please make conforming changes throughout the document, as applicable. *The disclosure on page 2 has been revised to conform with the disclosure on page,*

> *"Not less than 30 days before a Note matures, the holder of the Note will have the option to extend the term of the maturing Note for the same term as the maturing Note by notifying the Company its intent to renew and subject to the Company delivering to the holder a then current prospectus pursuant to a then effective registration statement. Otherwise, the Company will automatically redeem that Note at maturity and send a check to holder's then current address on the Company's records within 30 days of maturity of the Note. The new or extended Note, whichever is the case, will bear interest at the same rate and carry the same term as the maturing Note."*

<u>Item 8. Directors, Executive Officers, and Significant Employees, page 15 of 17</u>

2.   We note your disclosure that "Vernonville currently has $1.1 million worth of real estate assets under management." Please revise your disclosure to include: A summary of Vernonville's real estate experience in the last ten years. This summary should include:

o   the total amount of money raised from investors and the total number of investors, if applicable;
o   the number of properties purchased and location by region;
o   the aggregate dollar amount of properties purchased;
o   the percentage (based on purchase prices rather than on number) of properties that are commercial and residential;
o   the percentage (based on purchase prices) of new, used or construction properties; and
o   the number of properties sold.

A discussion of those major adverse business developments or conditions experienced by any of the properties managed by Vernonville that would be material to investors in you.

The disclosure has been revised accordingly.

In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Eric S. Tait

/s/ Eric S. Tait
CEO